17004405

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2018
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPE Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Second Avenue Northeast Suite 705
(No. and Street)

Saint Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sam Lewis 727-822-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., #606 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Sam Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPE Securities, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SERGIO URENA
Notary Public - State of Florida
My Comm. Expires Jun 18, 2018
Commission # FF 133994

Notary Public

Signature

CEO / President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LPE SECURITIES, LLC
FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2016

LPE SECURITIES, LLC

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd. Suite 606 • Tarzana, CA 91356 • TEL (818) 636-5660 • FAX (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
LPE Securities LLC
Saint Petersburg, Florida

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) LPE Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LPE Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provision") and (2) LPE Securities, LLC stated that LPE Securities, LLC met the identified exemption provision throughout the most recent fiscal year without exception. LPE Securities, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about LPE Securities, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2017

LPE SECURITIES, LLC

Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	15,078
Deposits from clearing organizations		422,219
Total assets	$	437,297

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accrued expenses	$	64,659
Total liabilities	$	64,659

MEMBER'S EQUITY:

Member's equity		372,638
Total member's equity		372,638
Total liabilities and member's equity	$	437,297

LPT SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2016

REVENUES:	
Commissions	$ 2,645,042
Other income	1,808,001
Total income	4,453,043
EXPENSES:	
Clearing fees	185,724
Commissions	4,001,070
Legal and professional	291,786
Occupancy	22,948
Other operating expenses	204,776
Total expenses	4,706,304
NET LOSS	(253,261)

The accompanying notes are an integral part of these financial statements.

[illegible] SECURITIES, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2016

		Total Member's Equity
Beginning balance January 1, 2016	$	525,899
Net loss		(253,261)
Ending balance December 31, 2016	$	272,638

LPE SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(253,261)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Receivable from clearing organizations		98,581
Deposits from clearing organization		88,356
Increase (decrease) in:		
Accrued expenses		64,659
Commissions payable		(103,894)
Total adjustments		147,702
Net cash used in operating activities		(105,559)
Decrease in cash		(105,559)
Cash-beginning of period		120,637
Cash-end of period	$	15,078
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

LPE SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

LPE Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC). Peraza Capital is a member of The Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Subsidiary was approved by FINRA to conduct business as a broker-dealer effective May 22, 2002. The Company is wholly owned by SMP Capital Holdings, Inc. ("Parent). The Company changed its name from Peraza Capital and Investment, LLC on April 12, 2016. SMP Holdings, Inc., the sole member of LPE Securities, LLC.

Basis of presentation

The financial statements are prepared on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment advisory.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quotes prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were no levels to measure at December 31, 2016.

LPE SECURITIES, LLC
Notes to Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED:

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 23, 2017 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis.

Income taxes

The accompanying financial statements do not reflect any tax provision, as the Company is a Florida LLC and no business taxes are required. Any income taxes are reported on the stockholder's individual tax return.

The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2013, 2014, and 2015.

Note 2: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS:

The Company clears all of its customer transactions through International and Commercial Bank of China Financial Services, LLC, a clearing organization on a fully disclosed basis. Amounts receivable from the clearing organization at December 31, 2016, was $422,219.

Note 3: CONCENTRATIONS OF CREDIT RISK:

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the standing of each counterparty.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016 the Company had net capital of $372,638, which was $272,638 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness $64,658 to net capital was 0.17 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 5: CONTINGENCIES

On or about February 16, 2017, LPE Securities., LLC ("LPE") entered into an offer of settlement which was accepted by the U.S. Securities and Exchange Commission (the "Commission"). Without admitting or denying any facts alleged by the Commission against LPE, LPE agreed to consent to an order that it cease and desist from committing or causing any unregistered person from operating as an unregistered broker and operating a broker-dealer. Specifically, according to the Commission's allegations, LPE, through a registered principle supervising LPE's Atlanta branch office, allegedly provided assistance which allowed LPE's Atlanta office to operate a brokerage business without registering as a broker-dealer. Counsel is currently in discussions with the Securities and Exchange Commission to obtain a full or partial financial waiver, or otherwise determine the amount of disgorgement and/ or penalties, undeterminable at this time.

[illegible] SECURITIES LLC
Statement of Net Capital
Schedule I
For the year ended December 31, 2016

	Focus 12/31/16	12/31/2016	Change
Member's equity, December 31, 2016	$ [illegible]	$ [illegible]	$
Subtract - Non allowable assets:			
			-
			-
Tentative net capital	[illegible]	[illegible]	-
Haircuts	0	-	-
NET CAPITAL	[illegible]	[illegible]	-
Minimum net capital	[illegible]	[illegible]	
Excess net capital	$ [illegible]	$ [illegible]	-
Aggregate indebtedness	[illegible]	[illegible]	
Ratio: Aggregate indebtedness to net capital	[illegible]	[illegible]	

There differences were caused by [illegible] between the audit and Focus at December 31, 2016.

[illegible]

[illegible] SECURITIES LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2016

The Company is exempt from the Rule 15c3-3 as it relates to possession and control
requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

I, as a member of management of LPE Securities, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

LPE Securities, LLC

BY: ______________________

____
(Name and Title)

February 23, 2017
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
LPE Securities, LLC
Saint Petersburg, Florida

I have audited the accompanying statement of financial condition of LPE Securities, LLC as of December 31, 2016 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of LPE Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LPE Securities, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in connection with the audit of LPE Securities, LLC's financial statements. The supplemental information is the responsibility of LPE Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2017